MAX RESOURCE CORP.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

(as at July 8, 2008 unless otherwise indicated)

1.

SOLICITATION OF PROXIES

This Information Circular is furnished to the common shareholders ("shareholders") by the Board of Directors of MAX Resource Corp. (the "Company") in connection with the solicitation of proxies to be voted at the Annual General Meeting of the shareholders to be held at the hour of 10:00  AM on August 12, 2008 and at any adjournment thereof, for the purposes set forth in the Notice of Meeting.

THE ENCLOSED PROXY IS SOLICITED BY AND ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.  THE PERSONS NAMED IN THE ENCLOSED PROXY FORM ARE DIRECTORS AND SENIOR OFFICERS OF THE COMPANY.  A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY FORM OR BY COMPLETING ANOTHER FORM OF PROXY.  To be used at this meeting, the completed Proxy Form should be deposited at the office of Pacific Corporate Trust Company, 2nd. Floor - 510 Burrard Street, Vancouver, BC, at least 48 hours (excluding Saturdays, Sundays and holidays) before the holding of the Annual General Meeting.  Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost.  The cost of solicitation by the Board of Directors will be borne by the Company.

2.

REVOCABILITY OF PROXIES

A shareholder who has given a proxy may revoke it either by (a) signing a proxy bearing a later date and depositing the same at the office of Pacific Corporate Trust Company, 2nd. Floor - 510 Burrard Street, Vancouver, BC 48 hours (excluding Saturdays, Sundays and holidays) before the holding of the Annual General Meeting); or (b) attending the meeting in person and registering with the scrutineers as a shareholder personally present.

3.

EXERCISE OF DISCRETION BY PROXIES

A shareholder's instructions on his Proxy Form as to the exercise of voting rights will be followed in casting such shareholder's votes on any ballot that may be called for.  IN THE ABSENCE OF ANY INSTRUCTIONS, THE SHARES WILL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.

The enclosed Proxy Form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Meeting and (b) other matters which may properly come before the meeting or any adjournment thereof.  At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the meeting other than the matters referred to in the Notice of Meeting.

4.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s transfer agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

5.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or senior officer of the Company, who has held the position at any time since the beginning of the last completed financial year of the Company, nor any proposed nominee of the Management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the said Meeting (other than the election of directors or the appointment of auditors and any interest from the ownership of shares of the Company where the Shareholder received no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company) save and except for the transactions referred to under the headings "Executive Compensation" and "Particulars of Other Matters to be Acted Upon" and as otherwise disclosed herein.

6.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized share structure consisting of Unlimited number of shares designated as Common Shares with no par value common shares (the "Common Shares") without par value, each share carrying the right to one vote.  As of July 8, 2008, 21,549,230 Common Shares were issued as fully paid and non-assessable.  The central securities register of the Company will not be closed, but the Board of Directors has fixed July 8, 2008 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual General Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Annual General Meeting.  A complete list of the shareholders entitled to vote at the Annual General Meeting will be open to examination by any shareholder for any purpose germane to the Annual General Meeting, during ordinary business hours for a period of 10 days prior to the Annual General Meeting, at the office of Pacific Corporate Trust Company, 2nd. Floor - 510 Burrard Street, Vancouver, BC.

To the knowledge of the directors or senior officers of the Company, no person beneficially owns, directly or indirectly or exercises control or direction over, shares carrying more than 10% of the voting rights attached to the Company's issued and outstanding Common Shares, as at July 8, 2008 except as follows:

Name and Address	Number of Shares	Percentage of Issued Shares
CDS & Co. PO Box 1038 Stn. A, 25 The Esplanade, Toronto, ON, M5W 1G5	17,843,632	82.8%

7.

VOTES NECESSARY TO PASS RESOLUTIONS AT THE ANNUAL GENERAL MEETING

Under the Company's Articles, the quorum for the transaction of business at the meeting consists of at least one person present in person being either a shareholder entitled to vote thereat or a duly appointed proxy or representative for an absent shareholder so entitled, and representing in the aggregate not less than 5% of the outstanding shares of the Corporation carrying voting rights at the meeting.  Under the Company's Articles and the Business Corporations Act (British Columbia), a majority of the votes cast at the meeting (in person or by proxy) is required in order to elect directors and to pass the resolutions referred to in the accompanying Notice of Meeting.

8.

APPOINTMENT OF AUDITORS

The persons named in the enclosed form of proxy intend to vote for the appointment of Dale Matheson Carr-Hilton La Bonte, Chartered Accountants, Vancouver, BC, as auditors of the Company to hold office until the next Annual General Meeting of shareholders.  Dale Matheson Carr-Hilton La Bonte have been auditors of the Company since March 20, 2003.

9.

DIRECTORS

Number of Directors & Election of Directors

The Shareholders of the Company will be asked to pass an Ordinary Resolution to determine the number of directors of the Company at 5.  The Management of the Company recommends to the Shareholders that the resolution be passed.

The Board of Directors presently consists of 5 directors and it is intended to determine the number of directors at 5 and to elect 5 directors for the ensuing year.

The persons named below are the nominees of management for election as directors.  Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (British Columbia).  It is the intention of the persons named as proxyholders in the enclosed form of proxy to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors.  The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, PROXIES IN FAVOUR OF MANAGEMENT DESIGNEES WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

The following table sets out the name of each of the persons proposed to be nominated for election as a director and the name of each of the persons whose term of office, if elected, shall continue after the meeting; all positions and offices in the Company presently held by him; his principal occupation at present and during the preceding five years; the period(s) during which he has served as a director; and the number of shares of the Company that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the date hereof.

Name, Municipality State/Province & Country of Residence and Position with Company	Present and if not a Current Director elected by Shareholders, Principal Occupation during the last five years	Date of Appointment as Director	Common Shares Beneficially Owned or controlled Directly or Indirectly
Stuart Rogers, Coquitlam, BC, Canada President & Director	President of the Company, President of West Oak Capital Group Inc.	May 8, 2002	507,105 (2)
Paul John, Penticton, BC, Canada Director*	General Manager Franchises, Mark’s Work Warehouse Ltd.	June 18, 2002	413,750 (1)
David Pearce, West Vancouver, BC, Canada CFO & Director*	President of Palmer Beach Properties Inc.	December 15, 2003	602,500 (3)
Daniel T. MacInnis, Vancouver, B.C, Canada Director	President MAG Silver Corp. February 1/05 to present; VP Exploration of Sargold Resrouces Corp. from 2003 - 2005; Owner of D. MacInnis Exploration & Consulting from 1999 - 2003	December 6, 2005	Nil
Tim Coupland, Delta, BC, Canada Director*	President of Alberta Star Development Corp.	September 5, 2006	175,000(4)

NOTES:

(*)

Denotes member of audit committee

(1)

These shares are held directly

(2)

These shares are held indirectly

(3)

467,500 of these shares are held directly, the balance are held indirectly.

(4)

75,000 of these shares are held directly, the balance are held indirectly.

Unless otherwise stated above, each of the proposed nominees has held the principal occupation or employment indicated for at least five (5) years.  Unless otherwise stated each of the proposed nominees has served continually as director since the year he first became a director.

The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals or has been extracted from the central securities register maintained by the Company's transfer agent.

10.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of each of the individuals who were, as at December 31, 2007, the Chief Executive Officer and the other three most highly compensated executive officers of the Company whose individual total compensation for the most recently completed financial year exceeds $150,000 (collectively “the Named Executive Officers”), if any, including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation (1) ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Stuart Rogers, President & CEO	2008	Nil	Nil	$90,000	150,000	Nil	Nil	Nil
	2007	Nil	Nil	$60,000	100,000	Nil	Nil	Nil
	2006	Nil	Nil	$52,500	150,000	Nil	Nil	Nil

(1)

Perquisites and other personal benefits does not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus of any of the named executive officers.

Long-Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), and therefore did not make any awards pursuant to an LTIP which were paid or distributed to the Named Executive Officers during the most recently completed financial year.

Options and Stock Appreciation Rights (“SAR’S”) Granted During the Most Recently Completed Financial Year

The Company has an existing stock option plan (the “Stock Option Plan”) which provides for equity participation in the Company by its directors, officers, employees, consultants and consultant companies through the acquisition of shares pursuant to the grant of options to purchase shares.  The Stock Option Plan is administered by the Board of Directors and such administration may be delegated to a committee of the Board of Directors of the Company, if appointed, from time to time.  Under the Stock Option Plan, no more than 10%) of the issued and outstanding shares of the Company are currently reserved for issuance on the exercise of stock options.  Options are granted based on the assessment by the Board of Directors of the Company of the optionee’s past and present contribution to the success of the Company.  The exercise price of options shall be determined by the Board of Directors at the time the option is granted, provided that such price may be at a discount to market price but it will not be less than the Discounted Market Price as defined in the TSX-V Policy 1.1.  The options granted under the Stock Option Plan are not transferable and will not exceed a term of five years.  In addition, the options must be exercised within (i) 30 days after the option holder ceases to be a director or an employee of the Company, and (ii) such number of days following the death of the optionee as is specified in each optionee’s option agreement provided that this period shall not exceed one year from the Optionee’s death.

A copy of the Stock Option Plan is attached to this Information Circular as Schedule “A”.  The Stock Option Plan complies with the requirements of TSX-V Policy 4.4 for Tier 2 issuers.

Options and Stock Appreciation Rights (“SAR’s”) Granted During the Most Recently Completed Financial Year

The following table sets out information with respect to all stock options to purchase or acquire securities of the Company or any of its subsidiaries and any SARs granted to Named Executive Officers and directors of the Company during the fiscal year ended December 31, 2007.

Name (a)	Securities Under Options /SARs Granted in Financial Year (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Tim Coupland	50,000	7%	$1.05	($3,000)	July 27, 2010
Paul John	75,000	11%	$1.05	($4,500)	July 27, 2010
Daniel MacInnis	100,000	15%	$1.05	($6,000)	July 27, 2010
Dave Pearce	100,000	15%	$1.05	($6,000)	July 27, 2010
Stuart Rogers	150,000	22%	$1.05	($9,000)	July 27, 2010
Clarence Wendt	200,000	30%	$1.05	($12,000	July 27, 2010
	675,000	100%		($40,500)

The Company did not reprice downward any options or SARs held by Named Executive Officers during the most recently completed financial year.

The Company does not have a pension plan or other defined benefit or actuarial plan.

Aggregated Options/SARs Exercised During the Most Recently Completed Financial Year

The following table sets forth details of all exercised stock options and SAR’s during the most recently completed financial year ended December 31, 2007 by each of the Named Executive Officers and directors and the financial year end value of unexercised in-the-money options and SAR’s on an aggregated basis.

Aggregate Option/SAR Exercises During The Most Recently Completed Financial Year

And Financial Year-End Option/SAR Values

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($)(3) (c)	Unexercised Options/SARs at FY-End (1) (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End(1)(2) ($) Exercisable/ Unexercisable (e)
Stuart Rogers	100,000	$39,000.00	200,000	($35,000)
Clarence Wendt	46,000	$27,600.00	250,000	($70,000)

1) As at December 31, 2007.

(2) Number of the unexercised options times the net of the closing of the common shares at the end of the financial year end and the exercise price.

(3) Options exercised times the net of the closing price of common shares on the exercise date and the exercise price.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company and its subsidiaries do not have any employment contracts with any Named Executive Officer.  (See “Management Contracts” below s.14)

The Company and its subsidiaries do not have any compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the event of (a) a change of control of the Company or any subsidiary or (b) the resignation, retirement or other termination of employment of the Named Executive Officer or (c) a change in responsibilities for the Named Executive Officer following a change of control where the amount involved (including all periodic payments or instalments) exceeds $100,000.00.

Directors’ Compensation

Directors of the Company do not receive fees or other cash compensation in their capacity as directors.  The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts.

Directors are also eligible to receive incentive stock options to purchase common shares granted from time to time.

The Directors have been granted and/or exercised the incentive stock options described above under the heading “Options and Stock Appreciation Rights”.

11.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No debts are owed to the Company nor has the Company guaranteed or supported the indebtedness of any person who is or at any time during the most recently completed fiscal year was a director, senior officer, or proposed nominee for election as a director of the Company, or any associate or affiliate of any of the foregoing, except as set out herein.

12.

INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of business of the Company or any of its affiliates, no person now is or who has been a director or senior officer of the Company at any time since the beginning of the last financial year, any proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had, since the commencement of the Company’s last completed financial year, any material interest, direct or indirect, in any transactions which materially affected the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries save and except for the transactions referred to under the headings "Executive Compensation" and "Particulars of Other Matters to be Acted Upon" or otherwise disclosed herein or set forth below.

13.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in the Information Circular, no director or senior officer of the Company named herein, no person who, to the knowledge of the Company, holds 10% or more of the votes, attached to securities of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction, which in either case has materially affected or will materially affect the Company.

14.

MANAGEMENT CONTRACTS

Management functions of the Company are not to any substantial degree performed by a person other than the directors or senior officers of the Company except as follows:

During the last completed financial year of the Company, the amount of $90,000.00 was paid to West Oak Capital Group, Inc.  for management services pursuant to an agreement dated May 2, 2002.  Stuart Rogers, the President and a director of the Company is the sole shareholder of West Oak Capital Group,

CORPORATE GOVERNANCE

Pursuant to National Policy 58-101 Disclosure of Corporate Governance Practices, the Company is required to and hereby discloses its corporate governance practices as follows:

Board of Directors

The Board is responsible for the general supervision of the management of the Company’s business and affairs with the objective of enhancing shareholder value.  The Board discharges its responsibilities directly and through its committees, which currently consists of an Audit Committee.

The Board currently comprises of 5 directors of which three (3), Paul John, Daniel MacInnis and Tim Coupland are independent are independent.  In British Columbia, a director is independent if a reasonable person with knowledge of all the relevant circumstances would conclude that the director is independent of management of the issuer and of any significant security holder.

Directorships

Please refer to section 9 of this Information Circular under the heading entitled “Election of Directors” which discloses the directorships in other issuers.

Orientation and Continuing Education

The Company has an orientation program for new directors.  New directors will receive an orientation package which includes reports on operations and results, and public disclosure filings by the Company.  They will also meet with and be briefed by senior management.

With respect to providing continuing education for the Company’s directors, the Board ensures that all directors are kept apprised of changes in the Company’s operations and business, any changes in the regulatory environment affecting the Company’s business and changes in their roles as directors of a public company.

Ethical Business Conduct

The Board has not adopted a written code of business conduct and ethics but encourages and promotes a culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to employees, officers and directors to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.

To ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest, the Board has approved a policy requiring directors to act in the interest of the Company at all times.  If a director or member of the director’s family has or may have a conflict, the director is required to disclose such conflict and either eliminate the conflict or abstain from participation in any discussion or decision making process in relation to the subject matter of the conflict.

Nomination of Directors

The Board has concluded that its small size allows it to effectively conduct the majority of the Company’s business at the full Board level rather than through delegation to several single purpose Board committee.  The Board as a whole is responsible for identifying and recommending new nominees to the Board.  The process by which the Board identifies new candidates is through recommendations from Board members based on corporate law and regulatory requirements as well as relevant education and experience related to the Company’s business.

Compensation

The Board’s mandate includes reviewing and approving appropriate practices for determining and establishing compensation for the directors of the Company to ensure it reflects the responsibilities and risks of being a director of a public company.  The Board conducts reviews with regard to directors’ compensation once a year.  To make its recommendations on directors’ compensation, the Board takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

Other Board Committees

The Company has no committees other than the Audit Committee at this time.  See section 16 of this Information Circular under the heading entitled “Audit Committee and Relationship with Auditor”.

Assessments

The Board, its Audit Committee and its individual directors are assessed regularly, at least on an annual basis, as to their effectiveness and contribution.  In addition, the Chairman encourages discussion among the Board or the committee members, as the case may be, as to their evaluation of their own effectiveness over the course of the year.  All directors and/or committee members are free to make suggestions for improvement of the practice of the Board and/or its committees at any time and are encouraged to do so.

15.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires that the Company, as a venture issuer, disclose annually in its management information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Company’s audit committee is governed by an audit committee charter, a copy of which is attached as Schedule “B” hereto.

MI 52-110 requires that the audit committee be comprised of at least three directors, the majority of which must be “independent” and, subject to certain limited exceptions, “financially literate”, as defined in MI 52-110.  The Company’s audit committee is comprised of three directors Paul John, Tim Coupland and Dave Pearce.  As  defined in MI 52-110, Dave Pearce is not “independent” Paul John and Tim Coupland are “independent”. Further,  as defined in MI 52-110, all of the audit committee members are “financially literate”.  Accordingly, the Company’s audit committee meets the composition and financial literacy requirements of MI 52-110.

Since the commencement of the Company’s most recently completed financial year, the Company’s board of directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on exemptions in sections 2.4 or 8 of MI 52-110.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follow:

Financial Year ending	Audit Fees	Audit Related Fees	Tax Fees	All other Fees
December 31, 2007	$20,000	$320	$5,000	Nil
December 31, 2006	$16,200	$350	$5,000	Nil

17.

PARTICULARS OF OTHER MATTERS TO BE ACTED ON

(a)

Resolution to Approve Stock Option Plan

The Company currently grants incentive stock options pursuant to a “rolling” Stock Option Plan which provides for the grant of incentive options equal in the aggregate (including any previously granted incentive options) to not more than 10% of the Company’s issued and outstanding shares from time to time at the discretion of the Directors, subject to the terms and conditions of the Plan.  In accordance with the policies of the TSX Venture Exchange, the Company is required to obtain approval of the Stock Option Plan on an annual basis.

Shareholders will be asked to consider and, if thought appropriate, pass an ordinary resolution approving the Company’s Stock Option Plan.  All such options will be non-transferable and will be subject to all necessary regulatory approvals.  Management of the Company recommends to the shareholders that the foregoing resolution be passed.

Management of the Company recommends to the Shareholders that the foregoing resolution be passed.

Other Matters

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Annual General Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED as of this 17th  day of July, 2008.

BY ORDER OF THE BOARD

“STUART ROGERS”

Stuart Rogers, CFO

AUDIT COMMITTEE CHARTER

MAX RESOURCE CORP.

 (the “Company”)

 (Implemented pursuant to Multilateral Instrument 52-110 (the “Instrument”))

This Charter has been adopted by the Board in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Company.  Nothing in this Charter is intended to restrict the ability of the Board or Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.

PART I

Purpose:

The purpose of the Committee is to manage and maintain the effectiveness of the financial aspects of the governance structure of the Company.

1.1

Definitions

In this Charter,

"accounting principles" has the meaning ascribed to it in National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting Currency;

“Affiliate” means a company that is a subsidiary of another company or companies that are controlled by the same entity;

"audit services" means the professional services rendered by the Company's external auditor for the audit and review of the Company's financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements;

“Board” means the board of directors of the Company;

“Charter” means this audit committee charter;

“Company” means MAX RESOURCE CORP.

"Committee" means the committee established by and among certain members of the Board for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company;

“Control Person” means any person that holds or is one of a combination persons that holds a sufficient number of any of the securities of the Company so as to affect materially the control of the Company, or that holds more than 20% of the outstanding voting shares of the Company, except where there is evidence showing that the holder of those securities does not materially affect control of the Company;

"executive officer" means an individual who is:

a)

the chair of the Company;

b)

the vice-chair of the Company;

c)

the President of the Company;

d)

the vice-president in charge of a principal business unit, division or function including sales, finance or production;

e)

an officer of the Company or any of its subsidiary entities who performs a policy-making function in respect of the Company; or

f)

any other individual who performs a policy-making function in respect of the Company;

“financially literate” has the meaning set forth in Section 1.3;

"immediate family member" means a person’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the person or the person’s immediate family member) who shares the individual's home;

“independent” has the meaning set forth in Section 1.2;

“Instrument” means Multilateral Instrument 52-110;

"MD&A" has the meaning ascribed to it in National Instrument 51-102;

“Member” means a member of the Committee;

"National Instrument 51-102" means National Instrument 51-102 Continuous Disclosure Obligations;

"non-audit services" means services other than audit services;

1.2

Meaning of Independence

1.

A Member is independent if the Member has no direct or indirect material relationship with the Company.

2.

For the purposes of subsection 1, a material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member's independent judgement.

3.

Despite subsection 2 and without limitation, the following individuals are considered to have a material relationship with the Company:

a)

a Control Person of the Company;

b)

an Affiliate of the Company; and

c)

an employee of the Company.

1.3

Meaning of Financial Literacy -- For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

PART 2

2.1

Audit Committee – The Board has hereby established the Committee for, among other purposes, compliance with the requirements of the Instrument.

2.2

Relationship with External Auditors – The Company will henceforth require its external auditor to report directly to the Committee and the Members shall ensure that such is the case.

2.3

Committee Responsibilities

1.

The Committee shall be responsible for making the following recommendations to the Board:

a)

the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

b)

the compensation of the external auditor.

2.

The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.  This responsibility shall include:

a)

reviewing the audit plan with management and the external auditor;

b)

reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;

c)

reviewing audit progress, findings, recommendations, responses and follow up actions;

d)

reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;

e)

reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtain an explanation from management of all significant variances between comparative reporting periods;

f)

reviewing the evaluation of internal controls by the external auditor, together with management's response;

g)

reviewing the appointments of the chief financial officer and any key financial executives involved in the financial reporting process, as applicable; and

h)

annual approval of audit mandate.

3.

The Committee shall pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the issuer's external auditor.

4.

The Committee shall review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

5.

The Committee shall ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and shall periodically assess the adequacy of those procedures.

6.

When there is to be a change of auditor, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Policy 31, and the planned steps for an orderly transition.

7.

The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Policy 31, on a routine basis, whether or not there is to be a change of auditor.

8.

The Committee shall, as applicable, establish procedures for:

a)

the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

b)

the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

9.

As applicable, the Committee shall establish, periodically review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer, as applicable.

10.

The responsibilities outlined in this Charter are not intended to be exhaustive.  Members should consider any additional areas which may require oversight when discharging their responsibilities.

2.4

De Minimis Non-Audit Services

1.

The Committee shall satisfy the pre-approval requirement in subsection 2.3(3) if:

a)

the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the issuer and its subsidiary entities to the issuer's external auditor during the fiscal year in which the services are provided;

b)

the Company or the subsidiary of the Company, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

c)

the services are promptly brought to the attention of the Committee and approved by the Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Committee, prior to the completion of the audit.

2.5

Delegation of Pre-Approval Function

1.

The Committee may delegate to one or more independent Members the authority to pre-approve non-audit services in satisfaction of the requirement in subsection 2.3(3).

2.

The pre-approval of non-audit services by any Member to whom authority has been delegated pursuant to subsection 1 must be presented to the Committee at its first scheduled meeting following such pre-approval.

PART 3

3.1

Composition

1.

The Committee shall be composed of a minimum of three Members.

2.

Every Member shall be a director of the issuer.

3.

The majority of Members shall be independent.

4.

Every audit committee member shall be financially literate.

PART 4

4.1

Authority

1.

Until the replacement of this Charter, the Committee shall have the authority to:

a)

to engage independent counsel and other advisors as it determines necessary to carry out its duties,

b)

to set and pay the compensation for any advisors employed by the Committee,

c)

to communicate directly with the internal and external auditors; and

d)

recommend the amendment or approval of audited and interim financial statements to the Board.

PART 5

5.1

Disclosure in Information Circular -- If management of the Company solicits proxies from the security holders of the Company for the purpose of electing directors to the Board, the Company shall include in its management information circular the disclosure required by Form 52-110F2 (Disclosure by Venture Issuers).

PART 6

6.1

Meetings

1.

The Committee shall meet at such times during each year as it deems appropriate.

2.

Opportunities shall be afforded periodically to the external auditor, the internal auditor and to members of senior management to meet separately with the Members.

3.

Minutes shall be kept of all meetings of the Committee.

SCHEDULE “B”

MAX RESOURCE CORP.

STOCK OPTION PLAN

APPROVED BY SHAREHOLDERS AUGUST 2, 2007

1.

PURPOSE OF THE PLAN

The Company hereby establishes a stock option plan for directors, senior officers, Employees, Management Company Employees and Consultants (as such terms are defined below) of the Company and its subsidiaries (collectively “Eligible Persons”), to be known as the " MAX RESOURCE CORP. Stock Option Plan" (the "Plan").  The purpose of the Plan is to give to Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company by granting to such individuals options, exercisable over periods of up to five yearstime as determined by the board of directors of the Company, to buy shares of the Company at a price that is equal to or greater than the Discounted Market Price prevailing on the date the option is granted.

2.

DEFINITIONS

In this Plan, the following terms shall have the following meanings:

2.1

"Associate" means an "Associate" as defined in the Exchange Policies.

2.2

"Board" means the Board of Directors of the Company.

2.3

“Change of Control” means the acquisition by any person or by any person and all Joint Actors, whether directly or indirectly, of voting securities (as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company.

1.4

“Company” means MAX RESOURCE CORP. and its successors.

1.5

“Consultant” means a "Consultant" as defined in the TSX Policies.

1.6

“Consultant Company” means a "Consultant Company" as defined in the TSX Policies.

1.7

"Disability" means any disability with respect to an Optionee which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(a)

being employed or engaged by the Company, its subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its subsidiaries; or

(b)

acting as a director or officer of the Company or its subsidiaries.

1.8

“Discounted Market Price” means a “Discounted Market Price” as defined in the TSX Policies;

1.9

“Distribution” means a "Distribution" as defined in the TSX Policies.

1.10

“Eligible Persons” has the meaning given to that term in paragraph 1 hereof.

1.11

“Employee” means an "Employee" as defined in the TSX Policies.

1.12

"Exchanges" means the TSX Venture Exchange and, if applicable, any other stock exchange on which the Shares are listed.

1.13

"Expiry Date" means the date set by the Board under section 3.1 of the Plan, as the last date on which an Option may be exercised.

1.14

"Grant Date" means the date specified in an Option Agreement as the date on which an Option is granted.

1.15

"Insider" means an "Insider" as defined in the TSX Policies, other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Company.

1.16

“Investor Relations Activities” means “Investor Relations Activities” as defined in the TSX Policies.

1.17

“Joint Actor” means a person acting “jointly or in concert with” another person as that phrase is interpreted in section 96 of the Securities Act.

1.18

“Management Company Employee” means a "Management Company Employee" as defined in the TSX Policies.

1.19

"Market Price" of Shares at any Grant Date means the last closing price per Share on the trading day immediately preceding the day on which the Company announces the grant of the option or, if the grant is not announced, on the Grant Date, or if the Shares are not listed on any stock exchange, “Market Price” of Shares means the price per Share on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date.

1.20

"Option" means an option to purchase Shares granted pursuant to this Plan.

1.21

"Option Agreement" means an agreement, in the form attached hereto as Schedule “A” together with such amendments and variations as may be approved by the Board at the Date of Grant, whereby the Company grants to an Optionee an Option.

1.22

"Optionee" means each of the Eligible Persons granted an Option pursuant to this Plan and their heirs, executors and administrators.

1.23

"Option Price" means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of section 5.

1.24

"Option Shares" means the aggregate number of Shares which an Optionee may purchase under an Option.

1.25

"Plan" means this Stock Option Plan.

1.26

"Shares" means the common shares in the capital of the Company as constituted on the Grant Date provided that, in the event of any adjustment pursuant to section 5, "Shares" shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

1.27

“Securities Act” means the Securities Act, R.S.B.C. 1996, c.418, as amended, as at the date hereof.

1.28

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise.

1.29

“Tier 1 Issuer” and “Tier 2 Issuer” have the meanings set forth in the policy 2.1 of the TSX-V Corporate Finance Manual.

1.30

"TSX Policies" means the policies included in the TSX Venture Exchange Corporate Finance Manual and “TSX Policy” means any one of them.

1.31

"Un-issued Option Shares" means the number of Shares, at a particular time, which have has been reserved for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of section 5, such adjustments to be cumulative.

1.32

“Vested” means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

3.

GRANT OF OPTIONS

3.1

Option Terms

The Board may from time to time authorize the issue of Options to Eligible Persons of the Company and its subsidiaries.  The Option Price under each Option shall be not less than the Discounted Market Price on the Grant Date.  The Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than 5 years, if a Tier 2 Issuer, or 10 years, if a Tier 1 Issuer after the Grant Date.  Options shall not be assignable (or transferable) by the Optionee.

3.2

Limits on Shares Issuable on Exercise of Options

The maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement (the “Reserve”).  The maximum number of Common Shares which may be reserved for issuance to any one person under the Plan shall be 5% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person under any other Share Compensation Arrangement.

Any Common Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.  No fractional shares shall be issued and the Board may determine the manner in which fractional share values shall be treated..

The number of Shares which may be issuable under the Plan and all of the Company's other previously established or proposed share compensation arrangements, within a one-year period:

(a)

to any one Optionee, shall not exceed 5% of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis; and

(b)

to Insiders as a group shall not exceed 10% of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis.

(c)

to any one Consultant shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis; and

(d)

all Eligible Persons who undertake Investor Relations Activities shall not exceed 2% in the aggregate of the total number of issued and outstanding Shares on the Grant Date on a non-diluted basis.

(e)

3.3

Option Agreements

Each Option shall be confirmed by the execution of an Option Agreement between the Optionee and the Company.  Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee.  For stock options to Employees, Consultants, Consultant Companies or Management Company Employees, the Company is representing herein and in the applicable Stock Option Agreement that the Optionee is a bona fide Employee, Consultant, Consultant Company or Management Company Employee, as the case may be, of the Company or its subsidiary.  The execution of an Option Agreement shall constitute conclusive evidence that it has been completed in compliance with this Plan.

3.4

Effective Date

The Plan shall be subject to the approval of any relevant regulatory authority whose approval is required and shall be subject to the approval of shareholders of the Company.  Any Options granted prior to such approvals shall be conditional upon such approvals and acceptances being given and no such Options may be exercised unless such approval and acceptance is given.

4.

EXERCISE OF OPTION

4.1

When Options May be Exercised

Subject to sections 4.3 and 4.4, an Option may be exercised to purchase any number of Shares up to the number of Vested Un-issued Option Shares at any time after the Grant Date up to 4:00 p.m. local time on the Expiry Date and shall not be exercisable thereafter.

4.2

Manner of Exercise

The Option shall be exercisable by delivering to the Company a notice specifying the number of Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Share in cash or by bank draft or certified cheque.  Upon notice and payment in full, there will be a binding contract for the issue of the Shares in respect of which the Option is exercised, upon and subject to the provisions of the Plan.  Delivery of the Optionee's cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case the Option shall not have been validly exercised.

Notwithstanding any of the provisions contained in the Plan or in any Option, the Company’s obligation to issue Common Shares to an Optionee pursuant to an exercise of Options shall be subject to:

(a)

completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental or regulatory authority as counsel to the Company shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)

the admission of such Common Shares to listing on any stock exchange on which the Common Shares may then be listed; and

(c)

the receipt from the Optionee of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as counsel to the Company reasonably determines to be necessary or advisable in order to safeguard against the violation of the laws of any jurisdiction.

4.3

Vesting of Option Shares

The Directors may determine and impose terms upon which each Option shall become Vested in respect of Option Shares.   S.1.3 OF POLICY 4.4 SAYS THAT ROLLING 10% STOCK OPTION PLANS NEED NO VESTING PROVISIONS”.  The Board of Directors may prescribe, at the time of grant of a particular Option, that such Option is subject to such vesting provisions as they may deem appropriate and are in compliance with TSX Policies, which provisions shall be set forth in that Optionee’s Option Agreement.

Notwithstanding section 4.3 above, options granted to a Consultant performing Investor Relations Activities shall vest in stages over 12 months with no more than 25% of the Shares subject to the Option vesting in any three-month period.

4.4

Termination of Employment

If an Optionee ceases to be a director, officer or Service Provider of the Company or one of the Company’s subsidiaries, his or her Option shall be exercisable as follows:

(a)

Death or Disability

If the Optionee ceases to be an Eligible Person, due to his or her death or Disability or, in the case of an Optionee that is a company, the death or Disability of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Vested Un-issued Option Shares at any time up to but not after the earlier of:

(i)

365 days after the date of death or Disability; and

(ii)

the Expiry Date;

(b)

Termination For Cause

If the Optionee, or in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, ceases to be an Eligible Person as a result of termination for cause, as that term is interpreted by the courts of the jurisdiction in which the Optionee, or, in the case of a Management Company Employee or a Consultant Company, of the Optionee’s employer, is employed or engaged; any outstanding Option held by such Optionee on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of that date.

(c)

Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his or her termination by the Company other than for cause, or due to his or her voluntary resignation, the Option then held by the Optionee shall be exercisable to acquire Vested Un-issued Option Shares at any time up to but not after the earlier of the Expiry Date and the date which is 90 days (30 days if the Optionee was engaged in Investor Relations Activities) after the Optionee or, in the case of a Management Company Employee or a Consultant Company, the Optionee’s employer, ceases to be an Eligible Person.

For greater certainty, an Option that had not become Vested in respect of certain Un-issued Option Shares at the time that the relevant event referred to in this paragraph 4.4 occurred, shall not be or become vested or exercisable in respect of such Un-issued Option Shares and shall be cancelled.

4.5

Effect of a Take-Over Bid

Subject to the prior approval of the Exchange, Iif a bona fide offer ( an “Offer”) for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Option Shares subject to such Option will become Vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer.  However, if:

(a)

the Offer is not completed within the time specified therein; or

(b)

all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but Un-issued Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become Vested pursuant to paragraph 4.3 shall be reinstated.  If any Option Shares are returned to the Company under this paragraph 4.5, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

4.6

Acceleration of Expiry Date

Subject to the prior approval of the Exchange, iIf at any time when an Option granted under the Plan remains unexercised with respect to any Un-issued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.  The Directors shall give each Optionee as much notice as possible of the acceleration of the Options under this section, except that not less than 5 business days and not more that 35 days notice is required.

4.7

Effect of a Change of Control

Subject to the prior approval of the Exchange, iIf a Change of Control occurs, all Option Shares subject to each outstanding Option will become Vested, whereupon such Option may be exercised in whole or in part by the Optionee.

4.8

Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

If the Optionee, or, in the case of a Management Company Employee or a Consultant Company, the Optionee's employer, retires, resigns or is terminated from employment or engagement with the Company or any subsidiary of the Company, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not Vested at that time or which, if Vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.9

Shares Not Acquired

Any Un-issued Option Shares not acquired by an Optionee under an Option which has expired may be made the subject of a further Option pursuant to the provisions of the Plan.

4.10

Hold Periods and Legends

(a)

Any Common Shares issuable upon exercise of an Option shall be subject to such hold period as may be applicable under the Securities Act (British Columbia) and any other applicable securities legislation (“Applicable Securities Legislation”) and, where such hold period is applicable on the date of issuance of such Common Shares, shall, in addition to any legend required under Applicable Securities Legislation (“Statutory Legend”), be endorsed with a legend, as set out in this section 4.10 and such other legend as may be prescribed from time to time by legal counsel for the Company.

(b)

Where the Company is a Tier 2 Issuer or where the Company is a Tier 1 Issuer and an Option is granted at a price based on the Discounted Market Price, any Common Shares issuable upon exercise of the Option shall be subject to a hold period of four months from the date of grant, plus any additional hold period under Applicable Securities Legislation, and the share certificates representing such Common Shares shall be affixed with the applicable Statutory Legend and the following additional legend:

“Without prior written approval of the Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until [insert date which is the date following the fourth month after the date of grant].”

(c)

Where the Company is a Tier 1 Issuer and an Option is granted at a price based on the Market Price, any Common Shares issuable upon exercise of the Option shall be subject to the hold period prescribed under Applicable Securities Legislation, and the share certificates representing such Common Shares shall be affixed with the applicable Statutory Legend.

4.11

US Restrictions

The Options granted under this Plan may not be exercised within the United States except in accordance with such restrictions and requirements as the Company, on advice of its legal counsel, may specify from time to time.

5.

ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1

Share Reorganization

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being herein called a "Share Reorganization") then effective immediately after the record date for such dividend or other distribution or the effective date of such subdivision, combination or consolidation, for each Option:

(a)

the Option Price will be adjusted to a price per Share which is the product of:

(i)

the Option Price in effect immediately before that effective date or record date; and

(ii)

a fraction, the numerator of which is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date or record date after giving effect to the Share Reorganization; and

(b)

the number of Un-issued Option Shares will be adjusted by multiplying (i) the number of Un-issued Option Shares immediately before such effective date or record date by (ii) a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

5.2

Special Distribution

Subject to the prior approval of the Exchanges, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares;

(a)

shares of the Company, other than the Shares;

(b)

evidences of indebtedness;

(c)

any cash or other assets, excluding cash dividends (other than cash dividends which the Board of Directors of the Company has determined to be outside the normal course); or

(d)

rights, options or warrants;

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being herein called a "Special Distribution"), and effective immediately after the record date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Un-issued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Option Shares as a result of such Special Distribution.

5.3

Corporate Organization

Whenever there is:

(a)

a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in sections 5.1 or 5.2;

(b)

a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c)

a transaction whereby all or substantially all of the Company's undertaking and assets become the property of another corporation;

(any such event being herein called a "Corporate Reorganization") the Optionee will have an option to purchase (at the times, for the consideration, and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Un-issued Option Shares which he would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of all Un-issued Option Shares or if appropriate, as otherwise determined by the Directors.

5.4

Determination of Option Price and Number of Un-issued Option Shares

If any questions arise at any time with respect to the Option Price or number of Un-issued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company’s auditor, or, if they decline to so act, any other firm of Chartered Accountants in Vancouver, British Columbia, that the Directors may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

5.5

Regulatory Approval

Any adjustment to the Option Price or the number of Un-issued Option Shares purchasable under the Plan pursuant to the operation of any one of paragraphs 5.1, 5.2 or 5.3 is subject to the approval of the Exchanges and any other governmental authority having jurisdiction.

6.

MISCELLANEOUS

6.1

Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment or continued employment with the Company or any subsidiary of the Company or interfere in any way with the right of the Company or any subsidiary of the Company to terminate such employment.

6.2

Necessary Approvals

The Plan shall be effective only upon the approval of the shareholders of the Company given by way of an ordinary resolution.  Any Options granted under this Plan prior to such approval shall only be exercised upon the receipt of such approval.  Disinterested shareholder approval (as required by the Exchanges) will be obtained for any reduction in the exercise price of any Option granted under this Plan if the Optionee is an Insider of the Company at the time of the proposed amendment.  The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of the Exchanges and any governmental authority having jurisdiction.  If any Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

6.3

Administration of the Plan

The Directors shall, without limitation, have full and final authority in their discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations deemed necessary or advisable in respect of the Plan.  Except as set forth in section 5.4, the interpretation and construction of any provision of the Plan by the Directors shall be final and conclusive.  Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

6.4

Income Taxes

As a condition of and prior to participation in the Plan any Optionee shall on request authorize the Company in writing to withhold from any remuneration otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan.

6.5

Amendments to the Plan

The Directors may from time to time, subject to applicable law and to the prior approval, if required, of the Exchanges or any other regulatory body having authority over the Company or the Plan, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto, provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any Option previously granted to an Optionee under the Plan without the consent of that Optionee.  Any amendments to the Plan or options granted thereunder will be subject to the approval of the shareholders.

6.6

Form of Notice

A notice given to the Company shall be in writing, signed by the Optionee and delivered to the head business office of the Company.

6.7

No representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

6.8

Compliance with Applicable Law

The Plan, the grant and the exercise of Options hereunder and the Company’s obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange(s) on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required.  The Company shall not be obligated by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals.  No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void.  In addition, the Company shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are then listed for trading.  Common Shares issued and sold to Optionees pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of any regulatory body or Exchange having authority over the Company or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

6.9

No Assignment

No Optionee may assign any of his or her rights under the Plan or any option granted thereunder.

6.10

Rights of Optionees

An Optionee shall have no rights whatsoever as a shareholder of the Company in respect of any of the Un-issued Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering).

6.11

Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

6.12

Governing Law

The Plan and each Option Agreement issued pursuant to the Plan shall be governed by the laws of the province of British Columbia.

6.13

Time of Essence

Time is of the essence of this Plan and of each Option Agreement.  No extension of time will be deemed to be or to operate as a waiver of the essentiality of time.

6.14

Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

SCHEDULE “A”

MAX RESOURCE CORP.

STOCK OPTION PLAN

OPTION AGREEMENT

Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this agreement and any securities issued upon exercise thereof may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until HOLD PERIOD EXPIRY DATE.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") NOR THE SECURITIES ACT OF ANY STATE OF THE UNITED STATES. THESE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED OR ASSIGNED UNLESS THEY ARE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED OR ASSIGNED (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE 1933 ACT, (C) PURSUANT TO THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAW, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A SATISFACTORY LEGAL OPINION TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. SUBJECT TO ANY APPLICABLE CANADIAN REQUIREMENTS, AND PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITH NO "SUBSTANTIAL U.S. MARKET INTEREST" AS THOSE TERMS ARE DEFINED BY REGULATION S UNDER THE 1933 ACT AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY", MAY BE OBTAINED UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY, ITS COUNSEL AND TRANSFER AGENT, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT.

This Option Agreement is entered into between MAX Resource Corp. (the “Company”) and the Optionee named below pursuant to the Stock Option Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

1.

on  (the “Grant Date”);

2.

 (the “Optionee”);

3.

was granted the option (the “Option”) to purchase  Common Shares (the “Option Shares”) of the Company;

4.

for the price (the "Option Price") of $exercise price  per share;

5.

which shall be exercisable (“Vested”) on the date of grant;

6.

terminating on expiry date;

all on the terms and subject to the conditions set out in the Plan.  For greater certainty, once Option Shares have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

Acknowledgement – Personal Information

The undersigned hereby acknowledges and consents to:

(a)

the disclosure to the TSX Venture Exchange and all other regulatory authorities of all personal information of the undersigned obtained by the Company; and

(b)

the collection, use and disclosure of such personal information by the TSX Venture Exchange and all other regulatory authorities in accordance with their requirements, including the provision to third party service providers, from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the day of

  , 20    .

MAX RESOURCE CORP. Per: Authorized Signatory

I have read the MAX RESOURCE CORP. Stock Option Plan and agree to comply with, and agree that my participation is subject in all respect to, its terms and conditions:

SIGNED in the presence of:

SIGNATURE:

(Signature of Witness)

NAME:=

(Address of Witness)

(Date)

SCHEDULE “B”

NOTICE AND AGREEMENT

OF EXERCISE OF OPTION (CASH TRANSACTION)

I, the undersigned, hereby exercise the Stock Option granted to me pursuant to an agreement dated as of                               between MAX RESOURCE CORP.and myself (the “Stock Option Agreement”) as to                          Common Shares of MAX RESOURCE CORP. (collectively, the “Option Shares”).

Enclosed is the full payment specified in the Stock Option Agreement.

I hereby agree to assist the Company in the filing of, and will timely file, all reports that I may be required to file under applicable securities laws.

The number of Option Shares specified above is to be issued in the following registration:

(Print Optionee’s Name)

(Optionee’s Signature)

(Date)

(Address)

SCHEDULE “C”

NOTICE AND AGREEMENT

OF EXERCISE OF OPTION (CASHLESS TRANSACTION)

I, the undersigned, hereby exercise the Stock Option granted to me pursuant to an agreement dated as of  between MAX RESOURCE CORP. and myself (the “Stock Option Agreement”) as to  Common Shares of MAX RESOURCE CORP. (collectively, the “Option Shares”).

Upon receipt of a cheque from my broker for full payment as specified in the Stock Option Agreement, I request the issuance of shares in my name and instruct the transfer agent to deliver the share certificate to my broker, at the address listed below, representing the common shares as soon as reasonably practical after receipt of the cash consideration:

Name:

_______________________________

Address:

_______________________________

_______________________________

_______________________________

Tel:

_______________________________

Fax:

_______________________________

I hereby agree to assist the Company in the filing of, and will timely file, all reports that I may be required to file under applicable securities laws.

(Print Optionee’s Name)

(Optionee’s Signature)

(Date)

(Address)

Additional Covenants, Representations and Acknowledgements

US Optionee

MAX RESOURCE CORP. (the “Corporation”)

1.

Application and Effect of Appendix

1.1

This Appendix is incorporated by reference and forms a part of the agreement (the “Option Agreement”) granting an incentive stock option (the “Option”) to the undersigned optionee (the “Optionee”) pursuant to the Stock Option Plan of the Corporation in effect as of the date of grant of the Option (the “Plan”)

1.2

The Optionee acknowledges that:

(a)

This Appendix is delivered together with and forms part of the Option Agreement and each subscription for Option Shares made upon subsequent exercise of the Option

(b)

A copy of this Appendix is required to be signed and delivered to the Corporation together with the exercise form (“Option Exercise Form”) provided for under the Plan at the time of each exercise of the Option;

(c)

The representations, warranties and covenants of the Optionee contained herein shall be true and correct at the Date of Grant of the Option and upon each exercise thereof.

2.

Definitions and Interpretation of Appendix

2.1

Where used herein,

(a)

“1933 Act” means the United States Securities Act of 1933, as amended;

(b)

“Accredited Investor” has the meaning set out in Regulation D promulgated by the SEC;

(c)

“Date of Grant” means , being the effective date the Option is granted;

(d)

“Exchange” means the TSX Venture Exchange;

(e)

“Option Shares” means Common Shares issued upon exercise of the Option;

(f)

“SEC” means the United States Securities and Exchange Commission;

(g)

“State Act” means the applicable securities legislation of any political subdivision of the United States;

2.2

Any capitalized term herein which is defined in the Plan and is not otherwise expressly defined herein shall have the meaning set out in the Plan.

2.3

Where any provision herein conflicts with the terms of the Plan, the Plan shall prevail

3.

Covenants, Representations and Warranties of Optionee

3.1

The Optionee covenants, represents and warrants that:

(a)

the Option Shares set out in any Option Exercise Form delivered herewith are being purchased as an investment and not with a view to distribution

(b)

the Optionee is either:

(i)

an Accredited Investor by virtue of the fact that the Optionee meets one or more of the items selected on the Accredited Investor Questionnaire, a duly completed and executed copy of which is delivered herewith, which is true and correct in all respects; or -

(ii)

a person who, by virtue of the Optionee’s relationship with the Corporation, and access to information pertaining to an investment in Common Shares, would not be considered to be a member of the public within the meaning of section 4(2) of the 1933 Act with respect to the offer and sale of Common Shares to the Optionee contemplated herein; or

(iii)

has provided herewith a letter from legal counsel acceptable to the Corporation confirming that, upon issuance, the Option Shares set out in the Option Exercise Form delivered herewith will either be registered or be exempt from registration under the 1933 Act and any applicable State Act.

4.

Restrictions on Resale

4.1

The Optionee acknowledges and agrees as follows:

(a)

The Option has been granted on the condition that any Option Shares which may be issued are subject to transfer restrictions may be imposed by the Corporation should the Corporation deem it necessary or appropriate to do so in order to comply with the requirements of applicable law or of any regulatory authorities having jurisdiction over the securities of the Corporation;

(b)

the Optionee is a U.S. Person and accordingly the granting and exercise of this Option may be subject to certain regulatory requirements of the SEC;

(c)

this Option has not been registered under the 1933 Act nor does the Corporation does not intend to so register it or any of the Common Shares and any Optioned Shares issuable upon exercise of the Option may only be re sold in the absence of such registration in the United States in compliance with Rule 144 and any applicable State Act or outside the United States in compliance with Regulation S promulgated by the SEC or by compliance with other applicable exemptions from the registration requirements of the 1933 Act and any applicable State Act;

(d)

a legend may (if so directed by legal counsel for the Corporation) be placed on the certificates evidencing any Optioned Shares issued upon exercise of this Option in the form attaches as schedule “A” or such other form as legal counsel for the Corporation may require, having regard to the requirements of the 1933 Act and any applicable State Act.

4.2

the Optioneee covenants and agrees that he:

(a)

will refrain from selling any Optioned Shares issuable upon exercise of this Option except pursuant to and in full compliance with the requirements of Regulation S unless the Optionee has first delivered to the Corporation a written opinion of legal counsel in form and substance acceptable to the Corporation that such transaction is exempt from the registration requirements of the 1933 Act and any applicable State Act;

(b)

will not, upon exercise of this Option, sell any of the Optioned Shares to or purchase any of them for the account of any U.S. Person other than the Optionee;

(c)

will, if he sells or intends to sell any Optioned Shares in reliance on Regulation S:

(i)

comply fully with the requirements Regulation S;

(ii)

sell or offer to sell the Optioned Shares only

(A)

outside of the United States to purchasers who are not a US Person; or

(B)

through the facilities of the Exchange in a regular brokerage transaction; and

(iii)

will, with respect to any Optioned Shares sold through the Exchange, deliver to the Corporation a copy of a broker’s representation letter, substantially in the form set out in Schedule “B” or such other form as may be required by legal counsel for the Corporation, duly executed by or on behalf of the broker dealer through whom the trade will be effected on the Exchange prior to any such sale.

Acknowledged and Agreed to as of __________, 20____.

OPTIONEE SIGNATURE:

SIGNED, SEALED AND DELIVERED by	))))
in the presence of: ))))		(s)
Name of Witness	)))	Signature
Address of Witness Occupation of Witness	))))

SCHEDULE "A"

Incentive Stock Options

(US Optionee)

MAX RESOURCE CORP.FORM OF LEGEND

To be placed on Share Certificates

“These securities have not been registered under the United States Securities Act of 1933, as amended (the "1933 Act"), and may not be offered for sale, sold or otherwise transferred, directly or indirectly, in the United States or be delivered to or for the benefit of a U.S. person (as defined in Rule 9.02 of Regulation S under the 1933 Act) unless:

(i)

such securities are duly registered under the 1933 Act and sold in accordance with the securities law of any applicable political subdivision of the United States (a "State Act"); or

(ii)

an exemption from registration under the 1933 Act is available and the requirements of any applicable State Act are met and the Company has received an opinion of legal counsel reasonably satisfactory to it to the effect such registration is not required and the sale will be in compliance with any applicable State Act; or

(iii)

the holder of such securities is not a “distributor” or an "affiliate" of either the Company or a “distributor” (as defined in the 1933 Act and Regulation S thereunder) and such securities are sold through the facilities of the TSX Venture Exchange in one or more brokerage transactions conducted in accordance with the approved procedures of the TSX Venture Exchange and without directed selling efforts or solicitations of purchasers in the United States in compliance with Rule 904 of Regulation S under the 1933 Act.

This legend may be removed upon delivery to the Company and its registrar and transfer agent of this certificate and a declaration in form satisfactory to the Company that the sale of the securities represented hereby is being made in compliance with Rule 904 of Regulation S under the 1933 Act.”

Schedule “B”

 [To be completed by Broker/Dealer]

TO:

MAX RESOURCE CORP.

1400 – 400 Burrard Street,

Vancouver, BC, V6C 3G2

Dear Sirs:

Re:

Proposed Sale of             common shares of MAX RESOURCE CORP.

by

In connection with the proposed sale of              common shares (the "Shares") of MAX RESOURCE CORP. by   (the "Shareholder"), the undersigned hereby confirms that the Shares will be sold only in regular brokerage transactions on the TSX Venture Exchange (the "Exchange") in accordance with the procedures of the Exchange, the rules and regulations of the Exchange regarding the sale and resale of securities issued under transactions of the type under which the Shares were issued and subject to any required holding period in British Columbia.

The undersigned further confirms that in connection with such proposed sale it:

(i)

will do no more than execute the order to sell the Shares as agent for the Shareholder in transactions directly with a member of the Exchange and in connection therewith will not receive any more than the usual and customary broker's commission;

(ii)

will neither solicit nor arrange for the solicitation of orders from any "U.S. Person" or in the "United States" (each as defined below) to buy such shares in anticipation of or in connection with the transaction;

(iii)

will conduct such diligent inquiry as is required in connection with the proposed sale of the Shares  including:

(a)

The length of time the Shares have been held by the Shareholder for whose account they are to be sold;

(b)

The nature of the transaction in which the Shares were acquired by the Shareholder;

(c)

Whether the Shareholder intends to sell additional securities of the same class through any other means;

(d)

Whether the Shareholder has solicited or made any arrangement for the solicitation of buy orders in connection with the proposed sale of the Shares; and

(e)

Whether the Shareholder has made any payment to any other person in connection with the proposed sale of the Shares;

to confirm that the restrictions, rules, regulations and requirements of the Exchange regarding the Shares and the sale thereof have been fulfilled, and that it is not aware of circumstances indicating that the Shareholder is engaged in a transaction which is part of a distribution of such Shares in the United States or to U.S. Persons; and

(iv)

will otherwise comply with the provisions of the Exchange with respect to the sale of the Shares.

As used herein, "United States" means the United States of America, its territories and possessions, and any area subject to the jurisdiction of the United States, and "U.S. Person" means any citizen, national or resident of the United States or any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof or any estate or trust that is subject to United States federal income taxation regardless of source of income.

DATED at                   the      day of                , 20  .

Name of Broker/Dealer

By:

Its: